



LEADINGBRANDS™

blueberry grape flavor
BRAND
Originals
SWAMP WATER
SWOMPE
355 mL
soda
TrueBlue
Blueberry • Bleuet
L'ORIGINAL
ORIGINAL
TOMATO CLAM COCKTAIL
COCKTAIL DE TOMATE
ET DE PALOURDES
1.89 L
Cool
CANADIAN
OZONATED
500mL
COUNTRY
HARVEST

We Build Brands™

Leading Brands

is North America's only vertically integrated premium beverage company.

The Company has developed a North American wide distribution network, as well as an established portfolio of proprietary brands and a wide range of licensed products. The company is also a significant producer of private label products and a co-packer for major international beverage companies.

Leading Brands, Inc. is led by an impressive management team of highly regarded professionals from the food and beverage industries.

Leading Brands is the only fully integrated beverage company in North America, allowing the Company a unique opportunity to capitalize on its resources, maintain its competitive advantages and benefit from consumer trends. Leading Brands' expertise in all stages of the product lifecycle, from building brands to bringing them to market, makes them a leader in the industry.



Leading Brands' beverage plants are capable of producing a full range of package types and sizes. Leading Brands' particular bottling advantage derives from its early adoption of hot-fill PET technology. Most recently, Leading Brands has added carbonated soft drinks to its production portfolio.

Our Brand Portfolio

Leading Brands has developed an enviable portfolio of proprietary brands.

With each brand, we strive to provide the highest possible quality and the lowest

possible price to the consumer while maintaining a reasonable margin expectation.

For each product we have developed the brand concept, formulations, packaging,

labels, marketing and promotional plans and developed the distribution and listing

programs across North America.

Soy₂o™
fruit flavored beverages
with natural Soy Isoflavones

Brand X™
premium carbonated
soft drinks

TREK®
natural hydration
beverages

TrueBlue™
North America's only
national blueberry brand

Caesar's®
tomato clam cocktails

Cool Canadian®
premium Canadian
spring water

Infinity™
sparkling mountain
spring water

Country Harvest®
natural fruit juices

NITRO™ by TREK®
energy drinks



Licensed Brands

We have the privilege to represent a full range of prominent beverage brands.

These include PEZ® 100% Juices™, Fiji Natural Artesian Water®, Hansen's® Energy, Monster® Energy Drink, and Stewart's® Fountain Classics. We either license or represent these fine brands under multi-year agreements that provide us with varying levels of responsibility for their packaging, distribution and marketing.


Hansen's
energy


ORIGINAL
Stewart's
ORANGE N' CREAM SODA
Soda mousse à l'orange
355 mL


100% JUICE


FIJI
FIJI


MONSTER

Integrated Distribution System™

As North America's only fully integrated premium beverage company, Leading Brands offers a unique Integrated Distribution System™. Leading Brands is a turnkey, one-stop shop to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing.

Product Development

In an ever-changing retail environment we must constantly be on the watch for changes in consumer tastes and look to capitalize on new trends. By combining the resources of our in-house Research and Development Department with some of the world's best packaging and flavor design companies, we are able to turn a concept into finished product in under six weeks. Most of our competitors require three times that long.

Packaging

Our extensive packaging resources allow us to produce almost every type of beverage product imaginable. With almost 20,000,000 cases of overall annual capacity in two strategically located plants, we are also a valuable source to third parties looking to bottle their products.

Logistics

By managing a combination of our own fleets and facilities in conjunction with those of third party suppliers, we are able to optimize our service while minimizing our expenses.

Distribution

The key to building any brand is gaining distribution to a wide variety of retailers. With more than 20,000 retail customers for our products across North America, Leading Brands has developed a distribution system that is without compare.

Marketing

Our in-house Marketing Department enables us to design our own brands, labels, point of sale materials, promotional materials and websites. We develop extensive marketing strategies to promote quick consumer acceptance of our brands by employing dedicated promotional teams, and our own unique sampling vehicles.





LEADINGBRANDS™
www.LBIX.com

Edmonton AB

Vancouver BC
Seattle WA

Calgary AB

Montreal QC

Toronto ON

Andover NJ

LEADINGBRANDS™
www.LBIX.com

⭐ Corporate Office

🏢 Regional Warehouse

🏭 Packaging Plant

🚚 Distribution Centre

👥 Regional Sales Office



LEADINGBRANDS™

CORPORATE HEADQUARTERS
Suite 1800 - 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
tel   604.685.5200
fax   604.685.5249
toll free   1.866.685.5200

www.LBIX.com • NASDAQ: LBIX